1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC December 2005 Sales Report
Hsinchu, Taiwan, R.O.C. — January 9, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for December 2005 totaled NT$27,416 million. Full-year sales for 2005 increased 3.4 percent over 2004, to a record high of NT$264,588 million.
Compared to the record monthly high of November 2005, net sales for December 2005 decreased slightly by 0.4 percent. On a year-over-year basis, net sales for December 2005 increased 37.6 percent.
TSMC Sales Report:

			(Unit: NT$ million)

Net Sales	2005*	2004	Increase (%)
December	27,416	19,919	37.6
January through December	264,588	255,992	3.4

*	Year 2005 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 09, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2005.
1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Dec.	Invoice amount	29,667,047	24,135,472
Jan — Dec.	Invoice amount	253,694,258	252,526,938
Dec.	Net sales	27,415,724	19,919,338
Jan — Dec.	Net sales	264,588,364	255,992,427
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Dec.	Bal. as of period end
TSMC	82,222,226	—	—
TSMC’s subsidiaries	32,454,749	(1,866,690)	1,149,750
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Dec.		Bal. as of period end
TSMC	102,777,783	(66,600	)*	3,285,000
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(66,600	)*	3,285,000
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
    Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	2,004,420	69,945,008
	Mark to Market Profit/Loss	28,475	802,728	—
Expired Contracts	Notional Amount	159,919,975	287,622,578	—
	Realized Profit/Loss	1,271,687	(4,886,421)	—

Taiwan Semiconductor Manufacturing Company Limited
January 09, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2005.
1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Dec.	Invoice amount	29,667,047	24,135,472
Jan — Dec.	Invoice amount	253,694,258	252,526,938
Dec.	Net sales	27,415,734	19,919,338
Jan — Dec.	Net sales	264,588,364	255,992,427
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Dec.	Bal. as of period end
TSMC	82,222,226	—	—
TSMC’s subsidiaries	32,454,749	(1,866,690)	1,149,750
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Dec.		Bal. as of period end
TSMC	102,777,783	(66,600	)*	3,285,000
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(66,600	)*	3,285,000
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
    Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	2,004,420	69,945,008	—
	Mark to Market Profit/Loss	28,475	802,728	—
Expired Contracts	Notional Amount	159,919,975	287,622,578	—
	Realized Profit/Loss	1,271,687	(4,886,421)	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 9, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer